UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
March 12, 2009
Commission File Number 001—33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Vile Parle (East)
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                       No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
EX-99.1 Press release of Sterlite Industries (India) Limited dated March 7, 2009.

On March 7, 2009, Sterlite Industries (India) Limited (the “Company”) issued a press release to announce that it had signed a new agreement with ASARCO LLC (“ASARCO”) to purchase substantially all the operating assets of ASARCO. The purchase consideration comprises a cash payment of $1.1 billion and a $600 million senior secured non-interest bearing promissory note issued by the Company and payable over a period of nine years. The agreement is subject to the approval of the U.S. Bankruptcy Court for the Southern District of Texas, Corpus Christi Division. A copy of the press release dated March 7, 2009 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Exhibits
99.1	Press release of Sterlite Industries (India) Limited dated March 7, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: March 12, 2009

STERLITE INDUSTRIES (INDIA) LIMITED
By:	/s/ Dindayal Jalan
Name:	Dindayal Jalan
Title:	Whole Time Director

EXHIBIT INDEX
99.1	Press release of Sterlite Industries (India) Limited dated March 7, 2009.